UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

Commission file number 001-34580

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

FIRST AMERICAN FINANCIAL CORPORATION

401(K) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

FIRST AMERICAN FINANCIAL CORPORATION

1 First American Way

Santa Ana, California 92707

First American Financial Corporation 401(k) Savings Plan

Index

December 31, 2016

*

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

First American Financial Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of First American Financial Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2016 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Squar Milner LLP

Newport Beach, California

June 26, 2017

First American Financial Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$1,194,684,896	$1,057,197,123
Receivables:
Employer contributions	32,583,087	37,216,214
Notes receivable from participants	21,953,426	20,886,585
Due for securities sold	114,787	26,428
Total receivables	54,651,300	58,129,227
Net assets available for benefits	$1,249,336,196	$1,115,326,350

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
Additions
Investment income:
Net appreciation (depreciation) in fair value of investments	$62,887,157	$(22,648,509)
Interest and dividend income	15,863,704	31,972,078
Total investment income	78,750,861	9,323,569
Interest income on notes receivable from participants	902,159	924,498
Contributions:
Participants	66,440,359	60,061,477
Rollovers	46,763,347	8,415,679
Employer	32,583,293	37,263,933
Total contributions	145,786,999	105,741,089
Total additions	225,440,019	115,989,156
Deductions
Benefits paid to participants	(89,997,682)	(94,852,825)
Corrective distributions	(41,707)	(5,816)
Administrative expenses	(1,390,784)	(1,249,321)
Total deductions	(91,430,173)	(96,107,962)
Increase in net assets	134,009,846	19,881,194
Net assets available for benefits
Beginning of year	1,115,326,350	1,095,445,156
End of year	$1,249,336,196	$1,115,326,350

The accompanying notes are an integral part of these financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the First American Financial Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering employees of the First American Financial Corporation (the “Company”) and of adopting subsidiaries. Employees are generally eligible to participate in the Plan on their first day of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code (“IRC”).

The Plan is administered by the Company’s Administrative Benefits Plan Committee (“Plan Committee”). The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“FMTC”). FMTC delegates certain designated recordkeeping services to Fidelity Investments Institutional Operations Company, Inc. The Plan Committee directs FMTC to utilize Fidelity Brokerage Services LLC to provide brokerage services to the Plan.

Contributions

Participants may contribute from 1% to 60% of their annual compensation to the Plan, or from 1% to 15% for participants classified as highly compensated, up to an annual limit set forth in the IRC. Participants may elect to make pretax deferrals, after-tax Roth deferrals, or a combination of the two.

Discretionary matching contributions made by the Company have historically been based on the pretax profitability of the Company for the most recent fiscal year. For the years ended December 31, 2016 and 2015, the Company made matching contributions totaling $32.6 million and $37.2 million, respectively, which were credited to participant accounts in the first quarters of 2017 and 2016, respectively. The matching contributions were allocated to participant accounts and invested based on participant elections under the Plan. For every $1.00 contributed by eligible participants to the Plan during 2016 and 2015, up to 3% of eligible pay, the Company made a matching contribution of $1.25 and $1.50, respectively. The Company may also make profit sharing contributions to the Plan, but did not do so for the years ended December 31, 2016 and 2015.

Participants are allowed to make rollover contributions into the Plan from other qualified plans or conduit individual retirement accounts. Rollover contributions in 2016 included $28.2 million in contributions from participants who elected lump sum distributions from the Company’s funded defined benefit pension plan.

Investment Options

Participants direct the investment of their contributions and any Company contributions into various investment options offered by the Plan, including a qualified default investment alternative selected by the Plan Committee. Investment options offered to participants include target date common/collective trust (“CCT”) funds, a low-priced stock CCT fund, a US Equity Index CCT fund, mutual funds and the Company common stock fund. Effective July 1, 2015, the Plan was amended to prohibit participants from making additional investments in the Company common stock fund.  For further information, see Note 8 Plan Amendments.

Participant Accounts

Upon enrollment in the Plan, a participant may direct contributions in 1% increments to any of the available investment options up to certain limits as described by the Plan. Participants may generally change their investment options at any time.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

Employees who become eligible to participate in the Plan are automatically enrolled unless affirmatively electing not to participate within a specified time period as required by the Plan. For participants who are automatically enrolled in the Plan, pretax deferrals of 3% are withheld each payroll period and are contributed into a qualified default investment alternative until a valid election is made. Effective July 1, 2016, the Plan was amended to change the pretax deferral rate to 6%.  For further information, see Note 8 Plan Amendments.

Each participant account is adjusted to reflect participant and Company contributions, withdrawals, loan activity, investment earnings or losses and fees. The benefit to which a participant is entitled is the vested balance in the participant’s account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Newly hired participants are required to complete two years of service prior to vesting in any Company contributions, at which time they become 100% vested, and all Company contributions thereafter are 100% vested. The Plan allows for immediate vesting for participants in the event of death, disability, or retirement if on, or after, the normal retirement age as defined by the Plan.

Payment of Benefits

The Plan allows for lump sum participant withdrawals upon retirement, death, disability, termination or attainment of the eligible age as defined by the Plan. Subject to certain restrictions, as described by the Plan, participants may also make withdrawals in the event of a financial hardship.

Notes Receivable from Participants

Participants may borrow a portion of their account balance pursuant to Plan guidelines. The amount borrowed may not exceed the lesser of (1) 50% of the value of the participant’s account balance; or (2) $50,000 less the highest outstanding balance of any loan from the Plan during the one-year period preceding the day on which the new loan would be made. Loans are subject to an initiation fee and other expenses as incurred.

Loan terms are determined pursuant to Plan guidelines. Each loan is collateralized by the balance in the participant’s account and bears a rate of interest that is reasonable at the time the loan is made, as determined pursuant to Plan guidelines. Loans require payments of principal and interest through payroll deductions, or other methods, as prescribed by Plan guidelines where payroll deductions are not sufficient or available. A participant may repay a loan in full at any time without penalty; however partial prepayment is not permitted. As of December 31, 2016 and 2015, interest rates ranged from 4.25% to 9.25% per annum with maturity dates through December 2026.

Forfeited Accounts

Forfeited balances of terminated participants’ accounts may be used to reduce future employer contributions or to pay administrative expenses. At December 31, 2016 and 2015, forfeited amounts totaled $753 thousand and $386 thousand, respectively. During 2016 and 2015, forfeited amounts totaling $338 thousand and $90 thousand, respectively, were used to reduce employer contributions or administrative expenses.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 Fair Value Measurements for further discussion of the fair value of Plan investments.

Investments in securities are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded in the participant accounts on the ex-dividend date. Interest income is recognized on an accrual basis as earned.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of both realized gains (losses) and unrealized appreciation (depreciation) on those investments. Investment related expenses are also included in net appreciation (depreciation) in the fair value of investments.

Notes Receivable from Participants

Notes receivable from participants are measured at unpaid principal balance plus any accrued but unpaid interest. Interest income is recognized on an accrual basis as earned.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Certain annual and transaction specific fees are paid out of Plan assets and are reflected in the statements of changes in net assets available for benefits. Certain other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is at least reasonably possible that changes in circumstances in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Recently Adopted Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued a three-part update as part of a simplification initiative intended to simplify employee benefit plan accounting.  Part I requires that fully benefit-responsive investment contracts be measured, presented and disclosed at contract value and eliminates certain fair value presentation and disclosure requirements. Part II simplifies plan investment disclosures by removing the requirement to disclose (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation in fair value of investments by general type.  Part III provides a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end when the fiscal period does not coincide with month-end.  The updated guidance is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. Except for the disclosure requirements included in Part II, the adoption of the updated guidance had no impact on the Plan’s financial statements.

In May 2015, the FASB issued updated guidance intended to eliminate the diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy.  Under the updated guidance, investments for which fair value is measured at net asset value per share using the practical expedient should no longer be categorized in the fair value hierarchy. The updated guidance requires retrospective adoption for all periods presented and is effective for annual reporting periods beginning after December 15, 2015, with early adoption permitted. The Plan adopted the updated guidance for the year ended December 31, 2016 and applied the guidance retrospectively to December 31, 2015.  Upon adoption, the Plan’s CCT funds are no longer categorized as Level 2 in the fair value hierarchy and are now included as a reconciling item in the fair value table.  See Note 3 Fair Value Measurements for further discussion regarding the valuation of the Plan’s CCT funds and the fair value table. Except for the disclosure requirements, the adoption of the updated guidance had no impact on the Plan’s financial statements.

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

3. Fair Value Measurements

The fair values of Plan assets are classified using a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the Plan (observable inputs) and management’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The hierarchy level assigned to each security in the Plan’s investment portfolio is based on management’s assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, an investment’s hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. The three hierarchy levels are defined as follows:

Level 1: Valuations based on unadjusted quoted market prices in active markets for identical securities.

Level 2: Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

Investments in common stocks and mutual funds are classified within Level 1 of the fair value hierarchy. Common stocks are valued at the quoted market price based on the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (“NAV”) based on closing prices as reported by the fund and are deemed to be actively traded.

CCT funds are valued at the NAV per unit as a practical expedient to estimate fair value, which are based on the fair values of the underlying investments held by the funds less liabilities. CCT funds are redeemable, have trades that settle daily and have no future commitments or other trading restrictions. Were the Plan to initiate a full redemption of the CCT funds, there could be a temporary delay in withdrawal in order to ensure that securities liquidations are carried out in an orderly manner.

In 2016, the Plan adopted new accounting guidance which requires investments for which fair value is measured at NAV per share using the practical expedient be presented as reconciling items in the fair value table.  As a result, CCT funds are no longer included in Level 2 in the fair value table below and are now presented as a reconciling item.  For further discussion of the new guidance see Note 2 Summary of Significant Accounting Policies.

The following table presents the Plan’s investments measured at fair value, on a recurring basis, as of December 31, 2016 and 2015, classified using the fair value hierarchy:

	Level 1	Level 2	Level 3		Total
December 31, 2016
Money market fund	$93,052,316	$—		$—	$93,052,316
Mutual funds	522,072,176	—		—	522,072,176
Common stock funds	98,910,743	—		—	98,910,743
	$714,035,235	$—	$		$714,035,235
CCT funds measured at NAV					480,649,661
Total investments at fair value					$1,194,684,896

	Level 1	Level 2	Level 3		Total
December 31, 2015
Money market fund	$81,728,740	$—		$—	$81,728,740
Mutual funds	602,876,827	—		—	602,876,827
Common stock funds	112,687,602	—		—	112,687,602
	$797,293,169	$—	$		$797,293,169
CCT funds measured at NAV					259,903,954
Total investments at fair value					$1,057,197,123

First American Financial Corporation 401(k) Savings Plan

Notes to Financial Statements – (Continued)

4. Party-In-Interest Transactions

Parties-in-interest (as defined by ERISA) may perform services or have fiduciary responsibilities to the Plan. The party-in-interest transactions discussed below qualify for an exemption from the party-in-interest transaction prohibitions of ERISA.

The Company incurred certain administrative expenses of the Plan totaling $549 thousand and $637 thousand for the years ended December 31, 2016 and 2015, respectively.

Certain Plan investments include shares of mutual funds and CCT funds that are managed by Fidelity Management & Research Company (“FMR”). FMR is a related entity to FMTC, the trustee of the Plan.

At December 31, 2016 and 2015, the Plan held 2,694,504 and 3,129,375 shares in the common stock fund of the Company with fair values of $98.7 million and $112.3 million, respectively. During 2016, there were no purchases of shares in the fund and sales of shares totaled $20.0 million. During 2015, the Plan made purchases and sales of shares in the fund totaling $2.0 million and $20.3 million, respectively.

5. Corrective Distributions

The Plan is subject to certain compliance requirements of non-discrimination rules under ERISA and Internal Revenue Service (“IRS”) guidelines. For the Plan year ended December 31, 2016, the Plan satisfied the non-discrimination rules. For the Plan year ended December 31, 2015, one adopting subsidiary under the Plan did not satisfy the non-discrimination rules and the Plan took corrective action by returning an immaterial amount of excess contributions and related investment income and losses.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participant accounts would remain vested in accordance with Plan provisions.

7. Federal Income Tax Status

The Plan is required to operate in conformity with the IRC to maintain its qualification. The IRS has determined and informed the Company by letter dated October 28, 2013, that the Plan is designed in accordance with applicable sections of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended subsequent to receipt of the IRS determination letter, however, the Plan Committee believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, remains qualified and the related trust continues to be tax-exempt.

The Company evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there were no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2006.

8. Plan Amendments

On July 1, 2016, the Plan was amended to change the pretax deferral rate to 6% per payroll period for automatic enrollees into the Plan, until a valid election is made.

On July 1, 2015, the Plan was amended to prohibit participants from making additional investments in the common stock fund of the Company.  The Plan amendment did not require participants to liquidate any existing balances.

First American Financial Corporation 401(k) Savings Plan

EIN: 26-1911571 PN: 003

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
*	Fidelity Investments Money Market Government Portfolio—Institutional Class	Registered Investment Company		$93,052,316
*	Fidelity US Bond Index Fund—Institutional Premium Class	Registered Investment Company		114,455,393
	Columbia Short Term Bond Fund—Class Y	Registered Investment Company		15,123,804
*	Fidelity Balanced Fund—Class K	Registered Investment Company		62,985,105
	Vanguard Dividend Growth Fund Investor Shares	Registered Investment Company		88,153,210
	Vanguard Explorer Fund Admiral Shares	Registered Investment Company		34,138,971
	Vanguard Small-Cap Index Fund Institutional Shares	Registered Investment Company		94,158,927
*	Fidelity International Index Fund—Institutional Premium Class	Registered Investment Company		113,056,766
*	Fidelity US Equity Index Class 2	Common/Collective Trust		197,249,615
*	Fidelity Low-Priced Stock	Common/Collective Trust		50,403,805
	Vanguard Target Retirement Income Trust II	Common/Collective Trust		4,453,832
	Vanguard Target 2010 Trust II	Common/Collective Trust		3,955,672
	Vanguard Target 2015 Trust II	Common/Collective Trust		13,678,640
	Vanguard Target 2020 Trust II	Common/Collective Trust		33,108,214
	Vanguard Target 2025 Trust II	Common/Collective Trust		43,492,843
	Vanguard Target 2030 Trust II	Common/Collective Trust		38,143,992
	Vanguard Target 2035 Trust II	Common/Collective Trust		31,967,448
	Vanguard Target 2040 Trust II	Common/Collective Trust		27,506,586
	Vanguard Target 2045 Trust II	Common/Collective Trust		19,944,965
	Vanguard Target 2050 Trust II	Common/Collective Trust		11,660,056
	Vanguard Target 2055 Trust II	Common/Collective Trust		4,281,368
	Vanguard Target 2060 Trust II	Common/Collective Trust		802,625
*	First American Financial Corporation	2,694,504 shares of Common Stock Fund		98,701,088
	Wells Fargo & Company	3,785 shares of Common Stock Fund		209,655
				1,194,684,896
*	Notes receivable from participants	Maturities through December 2026 with interest rates from 4.25% to 9.25%		21,953,426
				$1,216,638,322

*	Denotes party-in-interest.
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First American Financial Corporation 401(k) Savings Plan

Date: June 26, 2017	By:	/s/ Mark E. Rutherford
Mark E. Rutherford,
Chairman of the First American Financial Corporation Administrative Benefits Plan Committee